STORM CAT ENERGY CORPORATION
C/O SUITE 3000, 1055 WEST GEORGIA STREET

VANCOUVER, BC V6E 3R3
TELEPHONE: 604.250.2844
FAX: 604.266.8401

INFORMATION CIRCULAR
as at May 16, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Storm Cat Energy Corporation (the "Company") for use at the Annual & Special Meeting of Shareholders of the Company to be held on Thursday, June 23, 2005 (the "Meeting") and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under "INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES".)

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chief Administrative Officer and the Secretary of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is received by Pacific Corporate Trust Company not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting. The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3138 and its fax number is 604.689.8144. Registered shareholders may also deposit their proxies through telephone and Internet services made available by Pacific Corporate Trust Company. (See the attached form of proxy for further instructions.)

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the

Company, 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders' own name. Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as "Intermediaries"). Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "non-registered owners") should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBO's". Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBO's".

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), the Company has elected to seek voting instructions directly from NOBO's. The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIF's, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE "REQUEST FOR VOTING INSTRUCTIONS" (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

EXERCISE OF DISCRETION

Shares represented by proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL ON A POLL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 44,699,060 fully paid and non-assessable Common shares, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any Shareholder of record at the close of business on May 16, 2005 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name

No. of Shares

Percentage

CDS & Co.

34,494,968(')

77.17%

NOTE:

(1) The Company has no knowledge of the beneficial ownership of these shares.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the "Act").

Pursuant to Section 224 of the Act, the Company is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are Michael O'Byrne, Robert Penner and Craig Steinke.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Country of Residence(')	Principal Occupation or Employment(')	Period as a Director of the Company	No. of Shares(')
J. SCOTT	President of the Company,	August 9, 2004 to date	1,061,500
ZIMMERMAN Director & President Resident of United States

August 2004 to date;

previously Vice-President of

Operations & Engineering,

Evergreen Resources,

January 2002 to October

2004; Vice-President, Energy

Sector, J.M. Huber

Corporation, June 1982 to

January 2002

CHRISTOPHER I.	Professional Geoscientist	May 15, 2000 to date	540,600
DYAKOWSKI Director & Chief Administrative Officer Resident of Canada CRAIG STEINKE	President, Reconnaissance	April 18, 2005 to date	2,109,548
Director & Chairman of the Board Resident of Canada ROBERT D. PENNER	Energy International, January 1993 to date Retired; previously, Partner,	January 4, 2005 to	Nil
Director Resident of Canada	KPMG, March 1965 to April 2004	date
MICHAEL J. O'BYRNE	President, OMJ Land Services	September 30, 2003	87,000
Director Resident of Canada	Ltd.	to date

NOTE:

The information as to country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The description of the principal occupation or employment for Scott Zimmerman, Robert Penner and Craig Steinke is for the past five years.

AUDIT COMMITTEE

Audit Committee's Charter

The text of the Company's Audit Committee Charter is attached as Appendix 1 to this Circular. Composition of the Audit Committee

As at the date hereof, the members of the Audit Committee are Michael O'Byrne, Robert Penner and Craig Steinke. Messrs. O'Byme and Penner are both independent directors of the Company. Craig Steinke is not independent by virtue of his being Chairman of the Board of the Company. Each of the members of the Audit Committee is financially literate within the meaning of Section 1.5 of Multilateral Instrument 52-110 presently in effect in all provinces of Canada except British Columbia ("MI 52-110") in that, in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year did the board of directors of the Company decline to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the issuer relied on: (a) the exemption in section 2.4 (De Minimis Non-audit Services), or (b) an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

As at the date of this Circular, the Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company's external auditor in each of the last two fiscal years for audit and audit-related services were $7,450 for the fiscal year ended December 31, 2003 and $38,450 for the fiscal year ended December 31, 2004.

Audit-Related Fees

During the last two fiscal years, the Company and its affiliates have not incurred any audit-related fees for audited-related services.

Tax Fees

In each of the last two fiscal years, no fees were billed to the Company for professional services rendered by the Company's external auditor for tax compliance, tax advice or tax planning.

All Other Fees

During the last two fiscal years, other than as disclosed above, the Company has not incurred any audit-related or other fees for service rendered by its external auditors.

Exemption

As a venture issuer, the Company is exempt from the provisions of MI 52-110 that would otherwise require its audit committee to be constituted in accordance with Part 3 of MI 52-110, and the Company to provide comprehensive disclosure about the members of its audit committee.

EXECUTIVE COMPENSATION Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2004, the former and current Chief Executive Officers and the former and current Chief Financial

Officers of the Company (the "Named Executive Officers"). There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended December 31, 2004.

Summary Compensation Table

Annual Compensation

Lonq Term Compensation

Awards

Pavouts

Shares or

Securities

Units

Other Annual

Under

Subject to

Long Term

All Other

Name and

Compen-

Options

Resale

Incentive

Compen-

Principal

Salary

Bonus

sation

Granted

Restrictions

Plan Payouts

sation

Position	Year	($)	($)	($)	W	($)	($)	($)
Chris	2004	50,000	Nil	Nil	Nil	$24,000(3)	Nil	1,000
Dyakowski Former	2003	33,500(2)	Nil	Nil	50,000	Nil	Nil	Nil
Chief Executive	2002	30,000	Nil	Nil	Nil	Nil	Nil	32,947
Officer & Current Chief Financial Officer(')
Scott	2004	Nil	Nil	Nil	450,000	330,000(5)	Nil	37,606
Zimmerman Current Chief Executive Officer(4)
Sandra	2004	Nil	Nil	Nil	Nil	4,800(7)	Nil	Nil
Morton Former	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Officer(e)
William	2004	Nil	Nil	Nil	Nil	Nil	Nil	11,013
Schmidt Former Chief Financial Officer(8)
NOTES:

(1)

Mr. Dyakowski resigned as Chief Executive Officer and was appointed as Chief Financial Officer of the Company on October 19, 2004.

(2)

This amount was paid to Max Investments Inc., a company of which Mr. Dyakowski is a principal, pursuant to a contract for services dated May 15, 2003.

(3)

40,000 units, each unit consisting of one share and one warrant, were issued to Mr. Dyakowski on January 16, 2004 pursuant to a private placement. The closing market price of the Company’s shares on January 15, 2004, the last day on which the Company's shares traded prior to the date of issue, was $0.60 per share. The units issued to Mr. Dyakowski were subject to a four month hold period that expired on May 16, 2004.

(4)

Mr. Zimmerman was appointed President of the Company on October 19, 2004.

(5)

200,000 units, each unit consisting of one share and one warrant, were issued to Mr. Zimmerman on October 18, 2004 pursuant to a private placement. The closing market price of the Company’s shares on the date of issue was $1.65 per share. The units issued to Mr. Zimmerman were subject to a four month hold period that expired on February 19, 2005.

(6)

Ms. Morton resigned as Chief Financial Officer of the Company on May 31, 2004.

(1)

(7)

8,000 units, each unit consisting of one share and one warrant, were issued to Ms. Morton on January 16, 2004 pursuant to a private placement. The closing market price of the Company’s shares on January 15, 2004, the last day on which the Company's shares traded prior to the date of issue, was $0.60 per share. The units issued to Ms. Morton were subject to a four month hold period that expired on May 16, 2004.

(8)

Mr. Schmidt was appointed Chief Financial Officer of the Company on May 31, 2004 and resigned that position on August 9, 2004.

Stock Options

The following table sets forth stock options granted during the financial year ended December 31, 2004 to the Named Executive Officers:

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Scott Zimmerman	450,000	95.7%	$1.00	$0.97	August 25/09

The following table sets forth details of the financial year end value of unexercised options held by the Named Executive Officers on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Chris Dyakowski Scott Zimmerman	Nil Nil	N/A N/A	50,000(') (Exercisable) 450,000 (Exercisable)	$240,000 $1,980,000

NOTE:

(1)

Stock option to purchase 50,000 shares at $0.60 per share granted on November 28, 2003 for a term of five years.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Dyakowski's services are provided to the Company under the terms of a contract for services dated May 21, 2004 between the Company and Max Investments Inc. pursuant to which Mr. Dyakowski is paid the sum of $5,000 per month.

Share Option Plan

As at the financial year ended December 31, 2004, the Company had in place a Share Option Plan (the "Plan") for the benefit of directors, officers, employees, management employees and consultants of the Company. The Plan provided that the directors of the Company may grant options to purchase Common shares on terms that the directors may determine, within the limitations of the Plan. The maximum aggregate number of Common shares that may be reserved for issuance under the Plan and all other share compensation arrangements of the Company was 1,762,933 (pre-split) Common shares. The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the closing market price of the Company's shares on the day preceding the date of granting of the option less any available discount, in accordance with the policies of the TSX Venture Exchange. No option may be granted for a term longer than five years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.

Subject to approval by the shareholders of the Company at the Meeting, the Company proposes to adopt an amended Plan. See "Particulars of Other Matters to be Acted Upon - Amendment to Share Option Plan" for particulars of the proposed amendments.

Compensation of Directors

The Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the Named Executive Officers (the "Other Directors"), except stock options. On March 3, 2004, Michael J. O'Byrne was granted a stock option to purchase 65,000 Common shares in the capital of the Company exercisable for a term of five years expiring on March 2, 2009 at a price of $1.00 per share. To date, this stock option has not been exercised.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended December 31, 2004, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance on a pre-split basis:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (2) (c)

Equity compensation plans approved by securityholders	1,425,000	$1.02	291,266

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	1,425,000	$1.02	291,266

Notes:

(1)

Of these outstanding options, since December 31, 2004, 135,834 (pre-split) have been exercised and 30,000 (pre-split) have terminated.

(2)

This figure also excludes previously issued on exercise of outstanding options since the date the Company’s Share Option Plan was put in place to December 31, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS Private Placement

On February 24, 2005, the Company issued by way of private placement a total of 3,200,000 (pre-split) units at a price of $3.90 (pre-split) per unit, each unit consisting of one Common share and one warrant. Each warrant entitles the holder to purchase one additional Common share for a term of two years ending on February 24, 2007 at a price of $5.20 (pre-split) per share. Scott Zimmerman and Chris Dyakowski, directors and officers of the Company, participated in this private placement as to 26,000 and 20,000 units, respectively.

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2004 which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

On the recommendation of the Audit Committee, management of the Company has concluded that the Company requires the services of a firm of auditors with greater capacity to serve the Company's needs in connection with its expanding operations in the US, Canada and overseas. Consequently, management of the Company intends to recommend to the shareholders that Amisano Hanson not be re-appointed as auditors for the Company for the ensuing year. However, management of the Company has not yet completed its due diligence work to select a successor auditor. Management of the Company has reviewed this proposed change with Amisano Hanson, and Amisano Hanson has confirmed that it will continue in office until a successor auditor is appointed. Upon selecting a successor auditor, the Company will attend to the necessary disclosure procedures under National Instrument 51-102, "Continuous Disclosure Obligations - Change of Auditor".

At this time, management of the Company recommends to the shareholders that the shareholders resolve to direct the Board of Directors to identify and appoint a firm of auditors having the requisite qualifications to meet the Company's audit requirements to succeed Amisano Hanson, and to authorize the directors to fix the successor auditors' remuneration.

The recommendations were approved by the Audit Committee and the Board of Directors of the Company.

Accordingly, the shareholders of the Company will be requested at the Meeting to pass resolutions in the following terms:

"RESOLVED that:

(a)

Amisano Hanson not be re-appointed as auditors for the Company for the ensuing year, but will continue in office until a successor is appointed by the Company's board of directors; and

(b)

the directors of the Company be and are hereby authorized to:

(i)

identify and appoint a firm of auditors having the requisite qualifications to meet the Company's audit requirements to succeed Amisano Hanson,

(i)

fix such successor auditors' remuneration,

(ii)

upon selecting a successor auditor, attend to the necessary disclosure procedures under National Instrument 51-102, "Continuous Disclosure Obligations - Change of Auditor"."

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON Amendment to Share Option Plan

As disclosed under "Executive Compensation - Share Option Plan", the Company proposes to adopt a new Plan incorporating certain amendments to the current provisions. The key proposed amendments, which have been conditionally accepted by the TSX Venture Exchange, are as follows:

(a)

to change the maximum aggregate number of Common shares that may be reserved for issuance under the Plan from a fixed maximum number of 3,525,866 (post-split) Common shares to 10% of the issued and outstanding Common shares at the time of the option grant; and

(b)

to allow for all outstanding and unvested options (except for options granted to consultants conducting investor relations activities) to be deemed to be fully vested without the need for any further action by the Company or the optionee in the event of a Sale of the Company (as defined in the amended Plan).

Accordingly, the shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

"RESOLVED that the Amended and Restated Share Option of the Company dated April 15, 2005 in the form tabled at the Annual & Special Meeting of the Company held on June 23, 2005 be and the same is hereby approved."

The proposed new Plan will be available for review at the registered office of the Company at Suite 3000, 1055 West Georgia Street, Vancouver, BC, V6E 3R3, for the two business days prior to the Meeting and at the Meeting.

Changes to the Company's Articles

At the Annual & Extraordinary General Meeting of the Company held on May 21, 2004, the Company adopted a new form of Articles in order to reflect and take advantage of various provisions of the Act. The new Articles were to contain a provision that auditors' remuneration could be set by the directors, without the necessity of a resolution of the shareholders each year to approve that arrangement.

However, this provision was inadvertently not included in the new Articles adopted by the Company. Therefore, the Company proposes to alter its Articles to include this provision. Accordingly, the shareholders will be asked at the Meeting to pass a special resolution in the following terms:

"RESOLVED, as a special resolution, that the Articles of the Company be altered by adding the following as a new Article 16.3:

16.3 Setting the Remuneration of Auditors

The directors may from time to time set the remuneration of the auditors of the Company."'

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company c/o Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V3E 3R3 or by telephone at 604.250.2844 to request copies of the Company's financial statements and MD&A. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 16th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS "Chris Dyakowski"

Chris Dyakowski,

Chief Administrative Officer

APPENDIX 1

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD

OF DIRECTORS OF STORM CAT ENERGY CORPORATION

I.

MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Storm Cat Energy Corporation (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.

The quality and integrity of the Company's financial statements and other financial information;

2.

The compliance of such statements and information with legal and regulatory requirements;

3.

The qualifications and independence of the Company's independent external auditor (the "Auditor"); and

4.

The performance of the Company's internal accounting procedures and Auditor.

II.

STRUCTURE AND OPERATIONS

A.

Composition

The Committee shall be comprised of three or more members.

B.

Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

C.

Appointment and Removal

The members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly appointed or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.

Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.

Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.

Meetinqs

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members.

The Committee is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate. In addition, the Committee will meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with Section I I I of this Charter.

III.

DUTIES

A.

Introduction

The following functions are the common recurring duties of the Committee in carrying out its mandate outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfil additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated mandate, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.

Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

(1)

Review and discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

3

(2)

Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

(3)

Require the Auditor to report directly to the Committee.

(4)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

(5)

Oversee the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting).

(6)

Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-appointment by the Company's shareholders of the existing Auditor and the compensation to be paid to the Auditor.

(7)

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of fees paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)

were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

(8)

Establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

(9)

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

(10)

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

(11)

Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

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(12)

Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

(13)

Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a)

the adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

(b)

the management inquiry letter provided by the Auditor and the Company's response to that letter.

(c)

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

(14)

Review the Company's annual and quarterly financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Company publicly discloses this information.

(15)

Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

Manner of Carrying Out its Mandate

(16)

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(17)

Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

(18)

Meet, to the extent it deems necessary or appropriate, with management, any internal auditor and the Auditor in separate executive sessions.

(19)

Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee and to set and pay the compensation to any such advisors.

(20)

Make regular reports to the Board.

(21)

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

(22)

Annually review the Committee's own performance.

C.

Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and

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disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.